Exhibit (a)(1)(xxiii)

Cerberus Extends Cash Tender Offer

For The Outstanding Shares in BlueLinx Holdings Inc. Not Owned by Its Affiliate

Cerberus ABP Investor LLC (“CAI”), an affiliate of Cerberus Capital Management, L.P. (“Cerberus”), and owner of a 55.37% majority stake in BlueLinx Holdings Inc. (NYSE: BXC) (“BlueLinx” or the “Company”), today announced that CAI and Cerberus have extended the expiration date of their cash tender offer (the “Amended Offer”) of $4.00 per share for all of the outstanding publicly held shares of BlueLinx not owned by CAI until midnight, New York City time, on Monday, October 18, 2010.

CAI and Cerberus extended the Amended Offer to allow stockholders of the Company to review the terms of the Amended Offer and the Company’s amended Solicitation/Recommendation Statement on Schedule 14D-9.  The special committee of the board of directors of the Company has recommended that stockholders accept the Amended Offer and tender their shares pursuant to the Amended Offer.  The Amended Offer now will expire at midnight, New York City time, on Monday, October 18, 2010, unless further extended.

The Amended Offer is at a price of $4.00 per share in cash and upon the other terms and conditions set forth in the Offer to Purchase, dated August 2, 2010, as supplemented by the supplement to the offer to purchase dated August 19, 2010 and the second supplement to the offer to purchase, dated September 22, 2010, and amended by Amendment No. 1, dated August 13, 2010, Amendment No. 2, dated August 19, 2010, Amendment No. 3, dated August 26, 2010, Amendment No. 4, dated September 1, 2010, Amendment No. 5, dated September 10, 2010, Amendment No. 6, dated September 17, 2010, and Amendment No. 7, dated September 22, 2010 to the Tender Offer Statement and Rule 13E-3 Transaction Statement filed with the Securities and Exchange Commission (the “SEC”).

The depositary for the Amended Offer has informed CAI and Cerberus that, as of 5:00 p.m. on Friday, October 1, 2010, approximately 852,111 Shares have been tendered and not withdrawn.

Additional Information and Where to Find It

BlueLinx stockholders and other interested parties are urged to read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase, the second supplement to the Offer to Purchase, and any other documents relating to the tender offer that are filed with the SEC because they contain important information. BlueLinx stockholders will be able to receive such documents free of charge at the SEC’s web site, www.sec.gov, or by contacting BofA Merrill Lynch, the Dealer Manager for the Offer, at (888) 803-9655.

About Cerberus Capital Management, L.P.

Established in 1992, Cerberus Capital Management, L.P. along with its affiliates, is one of the world’s leading private investment firms with approximately $23 billion under management.  Through its team of investment and operations professionals, Cerberus specializes in providing both financial resources and operational expertise to help transform undervalued companies into industry leaders for long-term success and value creation.  Cerberus is headquartered in New York City with affiliate and/or advisory offices in the United States, Europe, the Middle East and Asia.